January 21, 2014

VIA EDGAR AND E-MAIL

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Santander Consumer USA Holdings Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-189807

Dear Ms. Hayes:

In connection with the above-referenced Registration Statement, we wish to advise you that between January 8, 2014 and the date hereof we effected the distribution of approximately 10,276 copies of the Company’s Preliminary Prospectus dated January 8, 2014 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m. EST on January 22, 2014, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES LLC,
As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Zachary Beemer
Name:	Zachary Beemer
Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Frank Bruni
Name:	Frank Bruni
Title:	Managing Director